Exhibit 99.1

Renren Inc. Announces Shareholder Resolutions Adopted at Annual General Meeting

BEIJING, December 12, 2016 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real name social networking internet platform in China, today announced that each of the proposed resolutions submitted for shareholder approval has been approved at its annual general meeting held in Hong Kong on December 12, 2016. Specifically, the shareholders adopted the following resolutions:

1.	to approve, confirm and ratify the amendment to Section 3.1(a) of the 2011 Share Incentive Plan, as previously amended on January 15, 2016, by replacing the reference to “65,014,158” in Section 3.1(a) with “110,014,158”; and

2.	to approve, confirm and ratify the adoption of the 2016 Share Incentive Plan.

For more detailed information regarding these resolutions, please review the Notice of Annual General Meeting available on the Investor Relations section of the Company's website at http://ir.renren-inc.com.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking service (SNS) and an internet finance business in China. Our SNS enables users to connect and communicate with each other, share photos and access mobile live streaming. Our internet finance business includes primarily auto financing. Renren.com and our renren mobile application had approximately 236 million activated users as of June 30, 2016. Renren's American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol "RENN".

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com